

January 28, 2105

Via E-Mail
Mr. Brent L. Korb, Sr. VP – Finance and CFO
Quanex Building Products Corp.
1800 West Loop South, Suite 1500
Houston, TX 77027

> **Re: Quanex Building Products Corp.**
> **Form 10-K for the year ended October 31, 2014**
> **Filed December 12, 2014**
> **File No. 1-33913**

Dear Mr. Korb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2014

Item 2. Properties, page 17

1.   We note your disclosure here that your facilities operated at approximately 46% of capacity is not consistent with your Q4 earnings call, held on December 12, 2014, where you indicated estimated capacity utilization was 60%-70%. Please explain the differences in your rates.

Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations, page 23

Comparison of the fiscal years ended October 31, 2014 and 2013, page 25

2.   We note your discussions of changes in net sales and cost of sales during each period presented. Please revise future filings to quantify the impact of price and volume

changes on net sales as well as the other factors you identify as impacting net sales and cost of sales. Additionally, please revise future filings to more fully address and quantify the impact of raw material price changes on cost of sales and the extent to which you were or were not able to pass through such price changes to your customers during each period presented. Please also address your expectations regarding future costs and pricing.

3.   We note your discussion of income taxes. Please revise future filings to quantify and more fully explain your disclosure that you implemented certain tax strategies during 2014 that you believe will favorable reduce your effective rate in future periods but had an unfavorable impact for 2014. Additionally, please revise future filings to address when and to what extent you expect loss carry-forwards will impact your effective tax rate in future periods.

Critical Accounting Policies and Estimates, page 32

Goodwill, page 33

4.   Based on your current disclosures it appears you have concluded you have two reporting units whose estimated fair values did not substantially exceed their book values. As previously requested, please revise future filings to identify each such reporting unit and quantify the amount of goodwill allocated to each unit.

Notes to the Consolidated Financial Statements

18. Segment Information, page 79

5.   As previously requested, please revise future filings to specifically state that you do not accumulate product line sales, to the extent that continues to be accurate.

Exhibit Index, page 87

Exhibit 23.1

6.   Please amend your filing to include the consent of Grant Thornton LLP or explain why it is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief